                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549


                                 SCHEDULE 13D

                                [RULE 13d-101]


            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
       TO SECTION 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                             SECTION 240.13d-2(a)

                          (AMENDMENT NO. _________)*

                    Seacoast Banking Corporation of Florida
                    ---------------------------------------
                               (Name of Issuer)

                                 Common Stock
                                 ------------
                        (Title of Class of Securities)

                                   811707306
                                   ---------
                                (CUSIP Number)

                                Edward S. Barr
                              E.S. Barr & Company
                         1999 Richmond Road, Suite 1B
                           Lexington, Kentucky 40502
                                (859) 266-1300
                                --------------
     (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 June 26, 2009
                                 -------------
            (Date of Event Which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: /x/

         Note. Scheduled filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

                        (Continued on following pages)

                             (Page 1 of 12 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 811707306                                               Page 2 of 12
                                      13D


1.       NAMES OF REPORTING PERSONS

         E.S. Barr & Company

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
         (a)        [ ]
         (b)        [ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)

         OO - Funds of investment advisory clients
         WC - Working Capital

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Kentucky


NUMBER OF                   7.       SOLE VOTING POWER
SHARES                               247,800
BENEFICIALLY
OWNED BY                    8.       SHARED VOTING POWER
EACH                                 0
REPORTING
PERSON WITH                 9.       SOLE DISPOSITIVE POWER
                                     1,248,265

                           10.       SHARED DISPOSITIVE POWER
                                     0


11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,248,265

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
         INSTRUCTIONS)          [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         6.515%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         IA

CUSIP No. 811707306                                               Page 3 of 12
                                      13D


1.       NAMES OF REPORTING PERSONS

         Edward S. Barr

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
         (a)        [ ]
         (b)        [ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)

         OO - Funds of investment advisory clients
         PF - Personal Funds

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Mr. Barr is a citizen of the United States of America.



NUMBER OF                   7.       SOLE VOTING POWER
SHARES                               270,200
BENEFICIALLY
OWNED BY                    8.       SHARED VOTING POWER
EACH                                 0
REPORTING
PERSON WITH                 9.       SOLE DISPOSITIVE POWER
                                     1,270,665

                           10.       SHARED DISPOSITIVE POWER
                                     0


11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,270,665

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
         INSTRUCTIONS)          [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         6.633%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         HC, IN

CUSIP No. 811707306                                               Page 4 of 12
                                      13D


1.       NAMES OF REPORTING PERSONS

         E.S. Barr Holdings, LLC

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
         (a)        [ ]
         (b)        [ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)

         OO - Funds of investment advisory clients
         WC - Working Capital

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Kentucky


NUMBER OF                   7.       SOLE VOTING POWER
SHARES                                11,000
BENEFICIALLY
OWNED BY                    8.       SHARED VOTING POWER
EACH                                 0
REPORTING
PERSON WITH                 9.       SOLE DISPOSITIVE POWER
                                     1,249,265

                           10.       SHARED DISPOSITIVE POWER
                                     0


11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,249,265

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
         INSTRUCTIONS)          [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         6.520%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         HC

CUSIP No. 811707306                                               Page 5 of 12
                                      13D

ITEM 1.      SECURITY AND ISSUER.

         The class of equity securities of Seacoast Banking Corporation of Florida, a Florida corporation (the "Issuer") to which this statement on
                                     ------
Schedule 13D relates is the Common Stock (the "Securities"). The Issuer's
                                               ----------
principal executive offices are located at 815 Colorado Avenue, Stuart, Florida 34995.

ITEM 2.      IDENTITY AND BACKGROUND.

This statement is being filed by Edward S. Barr ("Mr. Barr") and various
                                                  --------
entities which he directly or indirectly controls. E.S. Barr & Company, a Kentucky corporation and wholly-owned subsidiary ("E.S. Barr"), engages in
                                                   ---------
various aspects of the securities business, primarily as investment advisor to various institutional and individual clients. E.S. Barr Holdings, LLC, a Kentucky limited liability company ("Holdings"), is the parent holding company
                                     --------
of E.S. Barr. Both entities and Mr. Barr may also make investments for their own account.

         The foregoing persons in the aggregate periodically own beneficially more than 5% of a particular class of the issuer. Although one of the foregoing persons is treated as institutional investors for purposes of reporting its beneficial ownership, the holdings of those who do not qualify as institutional investors may exceed the 1% threshold presented for filing on
Schedule 13G or implementation of the reporting persons' investment philosophy may from time to time require action which could be viewed as not completely passive. Therefore, the reporting persons are filing this Schedule 13D in order to avoid any question as to whether their beneficial ownership is being reported on the proper form and in order to provide greater investment flexibility and administrative uniformity.

         (a), (b) and (c) - This statement is being filed by one or more of the following persons: E.S. Barr, Holdings, and Mr. Barr. Those of the foregoing persons signing this Schedule 13D are hereafter referred to as the "Reporting Persons."

         E.S. Barr, a wholly-owned subsidiary of Holdings, is an investment adviser registered under the Investment Advisers Act of 1940, as amended. E.S. Barr provides discretionary managed account services for employee benefit plans, private investors, endowments, foundations and others.

         Holdings is the parent company of E.S. Barr and makes investments for its own account.

         Mr. Barr is the President and a Director of E.S. Barr and is a Manager and majority equity holder of Holdings. Additionally, Mr. Barr makes investments for his own account.

         E.S. Barr is a Kentucky corporation and Holdings is a Kentucky limited liability company, each having its principal business office at 1999 Richmond Road, Suite 1B, Lexington, Kentucky 40502. Mr. Barr's business address is also 1999 Richmond Road, Suite 1B, Lexington, Kentucky 40502.

         For information required by instruction C to Schedule 13D with respect to the directors of the foregoing entities (collectively, "Covered Persons"), reference is made to Schedule I, attached hereto and incorporated herein by reference.

         (d) Not applicable for any of the Reporting Persons.

         (e) Not applicable for any of the Reporting Persons.

CUSIP No. 811707306                                               Page 6 of 12
                                      13D

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Reporting Persons used an aggregate of approximately $16,895,966.14 to purchase the Securities reported as beneficially owned in
Item 5. E.S. Barr used approximately $16,565,241.48 of funds that were provided through the accounts of certain of its investment advisory clients (and, in the case of a de minimis amount of the accounts, may be through borrowings from client margin accounts) in order to purchase the Securities for such clients. E.S. Barr and Holdings used approximately $53,524.35 and $5,350.00, respectively, of their own working capital funds to purchase Securities for their own investment accounts. Mr. Barr used approximately $271,850.31 of his own personal funds to purchase Securities for his own investment account.

ITEM 4.      PURPOSE OF TRANSACTION.

         Each of the Reporting Persons has purchased and holds the Securities reported by it for investment for one or more accounts over which it has shared, sole or both investment and/or voting power, for its own account, or both.

         The Reporting Persons are engaged in the business of securities analysis and investment and pursue an investment philosophy of identifying undervalued situations. In pursuing this investment philosophy, the Reporting Persons analyze the operations, capital structure and markets of companies in which they invest, including the Issuer, on a continuous basis through analysis of documentation and discussions with knowledgeable industry observers and with representatives of such companies. The Reporting Persons do not believe they possess material inside information concerning the Issuer. While generally, the Reporting Persons hold the Securities for investment purposes only, the Reporting Persons do desire to suggest or take a position with respect to potential changes in the operations, management or capital structure of the Issuer as a means of enhancing shareholder values. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D, including, without limitation, such matters as corporate governance, changing operating or marketing strategies, or asking the Issuer to pursue all strategic alternatives.

         Each of the Reporting Persons intends to adhere to the foregoing investment philosophy with respect to the Issuer. However, none of the Reporting Persons intends to seek control of the Issuer or participate in the management of the Issuer. In pursuing this investment philosophy, each Reporting Person will continuously assess the Issuer's business, financial condition, results of operations and prospects, general economic conditions, the securities markets in general and those for the Issuer's securities in particular, other developments and other investment opportunities, as well as the investment objectives and diversification requirements of its owners or clients and its fiduciary duties to such owners or clients. Depending on such assessments, one or more of the Reporting Persons may acquire additional Securities or may determine to sell or otherwise dispose of all or some of its holdings of Securities.

         Other than as described above, none of the Reporting Persons has any present plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

         (a) The aggregate number of Securities to which this Schedule 13D relates is 1,270,665 shares, representing 6.633% of the 19,157,900 shares outstanding as reported in the Issuer's most recent Form 10-Q for the quarterly period ended March 31, 2009. The Reporting Persons beneficially own those Securities as follows:

CUSIP No. 811707306                                               Page 7 of 12
                                      13D

-----------------------------------------------------------------------------------------------------------------
                               SHARES OF COMMON STOCK                   % OF CLASS OF COMMON
-----------------------------------------------------------------------------------------------------------------
E.S. Barr                             1,248,265                                 6.515
-----------------------------------------------------------------------------------------------------------------
Holdings                              1,249,265                                 6.520
-----------------------------------------------------------------------------------------------------------------
Mr. Barr                              1,270,665                                 6.633
-----------------------------------------------------------------------------------------------------------------

         Mr. Barr is deemed to have beneficial ownership of the Securities owned beneficially by each of the foregoing persons. E.S. Barr is deemed to have beneficial ownership of the Securities owned beneficially for its own account and by its clients. Holdings is deemed to have beneficial ownership of the Securities owned beneficially for its own account and owned beneficially by E.S. Barr.

         (b) Each of the Reporting Persons has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of the Securities reported for it. Mr. Barr has the sole power, indirectly, to vote or direct the vote of the Securities reported for E.S. Barr and Holdings and dispose or direct the disposition of the Securities reported for the accounts of E.S. Barr, Holdings and clients of E.S. Barr. Holdings has the sole power, indirectly, to vote or direct the vote of the Securities reported for the account of E.S. Barr and dispose or direct the disposition of the Securities reported for the accounts of E.S. Barr and clients of E.S. Barr. E.S. Barr has the sole power, directly, to dispose or to direct the disposition of the Securities of its clients.

         (c) Information with respect to all transactions in the Securities which were effected during the past sixty (60) days by each of the Reporting Persons is set forth on Schedule II attached hereto and incorporated herein by reference.

         (d) The investment advisory clients of E.S. Barr have the sole right to receive and, subject to the notice, withdrawal and/or termination provisions of such advisory contracts, the sole power to direct the receipt of dividends from, and the proceeds of sale of, any of the Securities beneficially owned by such Reporting Persons on behalf of such clients. Except as noted, no such client has an interest by virtue of such relationship that relates to more than 5% of the Securities.

         (e) Not applicable for any of the Reporting Persons.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Not applicable for any of the Reporting Persons.

ITEM 7.      MATERIAL TO BE FILED AS AN EXHIBIT.

         The following Exhibit A is attached hereto.

             Exhibit A:        Joint Filing Agreement

CUSIP No. 811707306                                               Page 8 of 12
                                      13D

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 6, 2009



                                             E.S. Barr & Company


                                             By:  /s/ Edward S. Barr
                                                  ------------------
                                                      Edward S. Barr
                                                      President



                                             /s/ Edward S. Barr
                                             ------------------
                                             Edward S. Barr



                                             E.S. Barr Holdings, LLC

                                             By:  /s/ Edward S. Barr
                                                  ------------------
                                                      Edward S. Barr
                                                      Manager

CUSIP No. 811707306                                               Page 9 of 12
                                      13D

                                  SCHEDULE I

                     INFORMATION WITH RESPECT TO DIRECTORS
                          OF E.S. BARR HOLDINGS, LLC

ITEM 2.      IDENTITY AND BACKGROUND.

         The following sets forth as to each of the directors of E.S. Barr Holdings, LLC: his name; his business address; his present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Each individual listed below is a citizen of the United States. To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

E.S. Barr Holdings, LLC
Directors:

                  Alex G. Campbell, Jr.         Investments
                  ("Mr. Campbell")              P.O. Box 223
                                                Lexington, Kentucky  40588


                  William T. Young, Jr.         President - W.T. Young, Inc.
                  ("Mr. Young")                 P.O. Box 1110
                                                Lexington, Kentucky  40588


ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Mr. Campbell has used an aggregate of approximately $82,638.80 of personal funds to purchase the Securities reported as beneficially owned in
Item 5.

         Item 3 does not apply to Mr. Young

ITEM 4.      PURPOSE OF TRANSACTION

         Mr. Campbell has purchased the Securities reported herein as beneficially owned by him for investment for his own account. He may acquire additional Securities or dispose of some or all of the Securities reported herein with respect to him. Mr. Campbell does not have any present plans or proposals which would relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D.

         Item 4 does not apply to Mr. Young.



ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

CUSIP No. 811707306                                               Page 10 of 12
                                      13D

         (a) Mr. Campbell is the beneficial owner of 15,000 shares of the Securities, representing 0.078% of the 19,157,900 shares outstanding as reported in the Issuer's most recent Form 10-Q for the quarterly period ended March 31, 2009.

             Item 5(a) does not apply to Mr. Young.

         (b) Mr. Campbell has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Securities reported for him.

             Item 5(b) does not apply to Mr. Young.

         (c) Item 5(c) does not apply to Mr. Campbell or Mr. Young.

         (d) Item 5(d) does not apply to Mr. Campbell or Mr. Young.

         (e) Item 5(e) does not apply to Mr. Campbell or Mr. Young.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

         Item 6 does not apply to Mr. Campbell or Mr. Young.

CUSIP No. 811707306                                               Page 11 of 12
                                      13D

                                  SCHEDULE II
                   INFORMATION WITH RESPECT TO TRANSACTIONS
                      EFFECTED DURING THE PAST SIXTY DAYS

-------------------- ---------------- ---------------- ------------- ----------------
 Transaction Type      Trade Date       Settle Date      Quantity     Average Price
-------------------- ---------------- ---------------- ------------- ----------------

-------------------- ---------------- ---------------- ------------- ----------------
Bought                        5/1/09           5/6/09         1,750             4.00
-------------------- ---------------- ---------------- ------------- ----------------
Sold                         5/11/09          5/14/09         1,000             3.74
-------------------- ---------------- ---------------- ------------- ----------------
Sold                         5/12/09          5/15/09           700             3.71
-------------------- ---------------- ---------------- ------------- ----------------
Sold                         5/15/09          5/20/09         2,500             3.66
-------------------- ---------------- ---------------- ------------- ----------------
Bought                       5/18/09          5/21/09           700             3.67
-------------------- ---------------- ---------------- ------------- ----------------
Sold                         5/21/09          5/27/09         2,000             3.20
-------------------- ---------------- ---------------- ------------- ----------------
Bought                       5/22/09          5/28/09        11,500             3.33
-------------------- ---------------- ---------------- ------------- ----------------
Sold                         5/26/09          5/29/09         1,000             3.23
-------------------- ---------------- ---------------- ------------- ----------------
Bought                       5/28/09           6/2/09         2,600             3.01
-------------------- ---------------- ---------------- ------------- ----------------
Bought                        6/1/09           6/4/09         7,000             2.62
-------------------- ---------------- ---------------- ------------- ----------------
Sold                          6/1/09           6/4/09         5,000             2.60
-------------------- ---------------- ---------------- ------------- ----------------
Bought                        6/2/09           6/5/09         8,050             2.60
-------------------- ---------------- ---------------- ------------- ----------------
Sold                          6/2/09           6/5/09         4,100             2.55
-------------------- ---------------- ---------------- ------------- ----------------
Bought                        6/5/09          6/10/09        10,800             2.77
-------------------- ---------------- ---------------- ------------- ----------------
Sold                          6/5/09          6/10/09         3,500             2.67
-------------------- ---------------- ---------------- ------------- ----------------
Bought                        6/9/09          6/12/09         5,000             2.80
-------------------- ---------------- ---------------- ------------- ----------------
Bought                       6/12/09          6/17/09         9,300             2.97
-------------------- ---------------- ---------------- ------------- ----------------
Bought                       6/15/09          6/18/09        12,400             2.93
-------------------- ---------------- ---------------- ------------- ----------------
Bought                       6/16/09          6/19/09        20,400             3.04
-------------------- ---------------- ---------------- ------------- ----------------
Bought                       6/17/09          6/22/09        12,000             3.15
-------------------- ---------------- ---------------- ------------- ----------------
Bought                       6/18/09          6/23/09         5,000             3.14
-------------------- ---------------- ---------------- ------------- ----------------
Bought                       6/19/09          6/24/09         7,950             3.18
-------------------- ---------------- ---------------- ------------- ----------------
Bought                       6/24/09          6/29/09         5,000             2.49
-------------------- ---------------- ---------------- ------------- ----------------
Bought                       6/26/09           7/1/09        29,500             2.41
-------------------- ---------------- ---------------- ------------- ----------------
Bought                       6/29/09           7/2/09        93,500             2.48
-------------------- ---------------- ---------------- ------------- ----------------

CUSIP No. 811707306                                               Page 12 of 12
                                      13D

                                   EXHIBIT A

                            JOINT FILING AGREEMENT


         In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of SEACOAST BANKING CORPORATION OF FLORIDA, and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

         IN WITNESS WHEREOF, the undersigned hereby executed this Agreement this 6th day of July, 2009.


                                            E.S. Barr & Company


                                            By:  /s/ Edward S. Barr
                                                 -------------------------
                                                     Edward S. Barr
                                                     President



                                            /s/ Edward S. Barr
                                            ------------------------------
                                            Edward S. Barr



                                            E.S. Barr Holdings, LLC


                                            By:  /s/ Edward S. Barr
                                                 -------------------------
                                                     Edward S. Barr
                                                     Manager